As filed with the Securities and Exchange Commission on October 5, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 10-SB/A
(Amendment No. 1)

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

PEGASUS TEL, INC.
(Exact name of small business issuer as specified in its charter)

Delaware	41-2039686
State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

118 Chatham Road, Syracuse, NY	13203
(Address of Principal Executive Offices)	(Zip Code)

Issuer's Telephone Number: (315) 476-5769

With Copies to:
Virginia K Sourlis, Esq.
The Sourlis Law Firm
2 Bridge Avenue
The Galleria
Red Bank, New Jersey 07701
Telephone: (732) 530-9007

Securities to be registered under Section 12(b) of the Act:

Title of each class To be registered	Name of each exchange on which Each class is to be registered

N/A	N/A

Securities to be registered under Section 12 (g) of the Act:

Common Stock, par value $0.0001 per share
(Title of Class)

FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements that involve risks and uncertainties. You can identify these statements by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However there may be events in the future that we are unable to accurately predict or control. Those events as well as any cautionary language in this registration statement provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in this Form 10-SB could have a material adverse effect on our business, operating results and financial condition, control, including, among others, seasonal aspects.

General

We are filing this Registration Statement on Form 10-SB, or Registration Statement, with the Securities and Exchange Commission, or the SEC, in order to become a reporting company under the Securities Exchange Act of 1934, as amended, or the Exchange Act, in connection with our spin-off from our parent company, Sino Gas International Holdings, Inc. (as described below). Once this Registration Statement becomes effective under the Exchange Act, we will be obligated to file periodic reports under the Exchange Act.

PART I

Item 1. Description of Business.

Overview

Pegasus Tel, Inc., a Delaware corporation, or Pegasus, was incorporated under the laws of the State of Delaware on February 19, 2002 to enter into the telecommunication business. Our company is a wholly-owned subsidiary of Sino Gas International Holdings, Inc., a Utah corporation, or Sino Gas.

As reported by Sino Gas in its Annual Report on Form 10-KSB, Sino Gas plans to spin off Pegasus to its stockholders as of August 30, 2006. As described below, the business purposes and geographical focus of Sino Gas and Pegasus are disparate in nature, with Sino Gas engaged in the development of natural gas distribution systems in People’s Republic of China, or the PRC or China, and Pegasus owning and operating a total of 15 payphones in New York State as of June 30, 2007. Due to these reasons, Sino Gas believes it is in its stockholders’ best interests to spin-off Pegasus.

On May 16, 2007, Sino Gas filed a Definitive Information Statement on Schedule 14C with the SEC in connection with our spin-off from Sino Gas and commenced mailing the Definitive Information Statement to its stockholders. We are filing this Registration Statement in connection with our spin-off from Sino Gas. Our spin-off is described below.

Spin-Off

About Sino Gas

Organizational History of Sino Gas and Pegasus Tel, Inc.

Sino Gas was incorporated under the laws of the State of Utah on August 19, 1983 as Evica Resources, Inc.

On April 5, 1984, the company changed its name to American Arms, Inc. American Arms, Inc. commenced the manufacture and sale of weapons and laser sights.

On April 12, 1988, the company changed its name to American Industries, Inc. as it was no longer engaged in the manufacturing and sale of weapons and laser sights. American Industries, Inc. was in the business of providing room safes for hotels.

On February 19, 2002, the company formed a subsidiary corporation named Pegasus Tel, Inc. under the laws of the State of Delaware, in order to enter into the telecommunications business. On March 28, 2002, Pegasus Tel, Inc. merged with Pegasus Communications, Inc., a New York corporation, with Pegasus Tel, Inc. as the surviving entity. On January 14, 2002, the company purchased payphone assets consisting of 29 payphones and associated equipment from the Margaretville Telephone Company for $11,600.

On May 21, 2002, the company again changed its name to Dolce Ventures, Inc.

On September 7, 2006, the company consummated a share exchange transaction with the shareholders of GAS Investment China Co., Ltd., or Gas (BVI), the parent company of Beijing Gas, whereby it exchanged 14,361,646 shares of its series A convertible preferred stock, par value $0.001 per share, for all of the issued and outstanding stock of Gas (BVI) held by the shareholders of Gas (BVI). As a result of the share exchange transaction, Gas (BVI) became a wholly-owned subsidiary of the company, and Beijing Gas became our indirectly wholly-owned subsidiary. In addition, as a result of the share exchange transaction, the company ceased being a shell company as such term is defined in Rule 12b-2 under the Exchange Act and since then has been primarily engaged in the development of natural gas distribution systems and the distribution and supply of natural gas in the PRC.

On November 17, 2006, the company changed its name to Sino Gas International Holdings, Inc., announced our new trading symbol, SGAS, and effected a 304.44-for-1 reverse stock split.

Description of Business of Sino Gas

Sino Gas is primarily engaged in the development of natural gas distribution systems in small and medium-sized cities in the China, as well as the distribution of natural gas to residential, commercial and industrial customers in China through its indirectly owned subsidiaries in China, Beijing Zhong Ran Wei Ye Gas Co., Ltd., or Beijing Gas, and its subsidiaries.

Sino Gas owns and operates 23 natural gas distribution systems serving approximately 63,000 residential and five commercial and industrial customers. Its facilities include approximately 700 kilometers (km) of pipeline and delivery networks with a designed daily capacity of approximately 70,000 cubic meters of natural gas. Currently, Sino Gas is constructing an additional four natural gas distribution systems. It owns and operates natural gas distribution systems primarily in Hebei, Jiangsu, Shandong and Anhui Provinces.

Organization and Structure of Sino Gas

Sino Gas operates through its indirectly-owned subsidiaries in the PRC, Beijing Gas and its subsidiaries. A separate subsidiary with nominal operations, Pegasus Tel, owns and operates payphones. As reported by Sino Gas’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, Sino Gas plans to spin off Pegasus Tel in the form of a dividend to its shareholders of record as of August 30, 2006.

As of June 30, 2007, Sino Gas’s corporate structure is set forth below:

(1) The subsidiaries of Beijing Gas are set forth below:

Subsidiary	Beijing Gas’s Equity Interest
Yu Tian county Zhong Ran Wei Ye Gas Ltd.	90%
Ning Jing Wei Ye Gas Ltd.	95%
Xing Tang County Wei ye Gas Ltd.	95%
Lin Zhang County Wei Ye Gas Ltd.	85%
Jin Zhou Wei Ye Gas Ltd.	95%
Wu Qiao County Gas Ltd.	95%
Long Yao County Zhong Ran Wei Ye Gas Ltd.	95%
Shen Zhou Wei Ye Gas Ltd.	95%
Pei County Wei Ye Gas Ltd.	90%
Si Hong Wei Ye Gas Ltd.	95%
Si Shui Wei Ye Gas Ltd.	95%
Lang Fang Development Zone Wei Ye Dangerous Goods Transportation Ltd.	95%
Beijing Zhong Ran Xiang Ke Gas Technology Ltd.	40%
Zhangjiakou City Xiahuayuan Jinli Gas Ltd. Co.	100%
Yuxian Jinli Gas Ltd. Co.	100%
Beijing Chenguang Gas Ltd., Co.	100%
Changli Gas Co. Ltd.	100%
Hengshui Gas Co. Ltd.	100%

On August 31, 2006, the Board of Directors of Sino Gas (then known as Dolce Ventures, Inc.) authorized the distribution, or spin-off, of our shares of common stock to the holders of Sino Gas’s common stock as of the close of business on August 30, 2006, or the Record Date. The spin off is due to Pegasus’ nominal operations and markedly different and distinct business purpose and geographical focus than Sino Gas’s.

On May 16, 2007, Sino Gas filed a Definitive Information Statement on Schedule 14C with the SEC in connection with our spin-off from Sino Gas and commenced mailing the Definitive Information Statement to its stockholders. The interim period between the decision of the Board of Directors to spin-off Pegasus and the filing and mailing of the Definitive Information Statement to effectuate the spin-off was primarily due to management focusing mainly on Sino-Gas’s operations and implementation of its business strategy and the fact that the two entities are located diverse geographical locations and service disparate industries.

We are filing this Registration Statement in connection with our spin-off from Sino Gas and to register our common stock under Section 12(g) of the Exchange Act. Upon the effectiveness of this Registration Statement, we will be subject to the reporting requirements of the Exchange Act, including the filing of quarterly, annual and current reports with the SEC. Upon the effectiveness of this Registration Statement, we intend to secure and request that a broker-dealer/market maker submit an application to FINRA in order to make a market for our shares and for the shares to be quoted on the OTC Bulletin Board. We believe that a public market for our common stock will create stockholder value and enable us to pursue potential business opportunities to grow and implement our business strategy which may include, the acquisition of complementary business and assets. We do not have any intentions of being public “shell” company in order to facilitate reverse acquisitions with unrelated businesses seeking to become publicly traded companies.

The distribution is to begin on or after the effective date of this Registration Statement, or the Distribution Date, on a 1-for-20 basis, which means that one share of our common stock will be distributed for every 20 shares of Sino Gas’s common stock issued and outstanding as of the Record Date.

On the Record Date, there were 1,000 shares of Sino Gas’s common stock issued and outstanding. On May 15, 2007, Pegasus effected a 5,100 to one forward stock split, for an aggregate of 5,100,000 shares of common stock, to provide Sino Gas with a sufficient amount of shares for the spin-off. As of Record Date, there were 100,770,140 shares of common stock of Sino Gas issued and outstanding. As a result of the spin-off on a one-for-20 basis, a total of approximately 5,038,507 shares of our common stock will be distributed. This will constitute 100% of our issued and outstanding common stock upon the completion of the spin-off. Fractional shares, if any, will be rounded up to the nearest whole number. Unissued shares of common stock will be deemed treasury stock.

Reasons for the spin-off:

We believe our spin-off in the best interest of Sino Gas and Pegasus and their stockholders due to the companies’ disparate business purposes and geographical focus. We also believe that the spin-off will result in various benefits to Sino Gas and Pegasus, including, but not limited to, the following:

•
Separating Sino Gas’s natural gas distribution business in China from Pegasus’ payphone business in New York State. This in turn will allow the management of each company to focus solely on the opportunities and challenges specific to each markedly distinct business.

•
Eliminating competition for capital between our businesses; including greater investor clarity, which should allow the investment community to better understand and evaluate Pegasus’ business and Sino Gas’s businesses. We anticipate that this may expand the pool of capital available to each entity.

•
Increasing the long term value of Pegasus’ common stock. In addition, the spin-off will enable Sino Gas and Pegasus to offer management and employees equity incentives that are economically aligned with the financial performance of their respective businesses; and

•	Allowing us to make acquisitions using our stock, if we choose to make such acquisitions.

Power over the terms of the spin-off:

Sino Gas’s Board of Directors may amend or modify the spin-off at any time prior to the Distribution Date, and may abandon the spin-off at any time prior to the distribution of the Pegasus’ shares.

No trading market:

No public market currently exists for our common stock. Upon the effectiveness of this Registration Statement, we intend to secure and request that a broker-dealer / market maker submit an application to FINRA in order to make a market for our shares and for the shares to be quoted on the OTC Bulletin Board. Stocks traded on the OTC are usually thinly traded, highly volatile, and not followed by analysis. Investors in our stock may experience a loss or liquidity problem with their share holdings.

Dividend Policy:

We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. Our Board periodically will reevaluate this dividend policy taking into account our operating results, capital needs, and the terms of our existing financing arrangements and other factors.

Available information:

Upon the effectiveness of this Registration Statement, we will be subject to the reporting requirements of the Exchange Act, including the filing of quarterly, annual and current reports with the SEC. Once we become a reporting company under the Exchange Act, any person or entity may read and copy our reports with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the SEC toll free at 1-800-SEC-0330. The SEC also maintains an Internet site at http://www.sec.gov where reports, proxies and informational statements on public companies may be viewed by the public.

Services and Products

We own, operate and manage privately owned public payphones in the County of Delaware, State of New York. As of May 7, 2007, we owned, operating and managed 15 payphones. We may pay site owners a commission based on a flat monthly rate or on a percentage of sales. Some of the businesses include, but are not limited to, retail stores, convenience stores, bars, restaurants, gas stations, colleges and hospitals. In the alternative, our agreement with business owners may be to provide the telecommunications services without the payment of any commissions.

The chart below describes the specific location of each of our 15 payphones and the amount of revenue generated by each payphone for the fiscal years ended December 31, 2006 and 2005 (audited) and quarters ended June 30, 2007 and 2006 (unaudited).

		Revenues ($)
		As of December 31,		As of June 30,
No.:	Location	2006	2005	2007	2006
1	Andes Hotel 110 Main St. Andes, NY 13731	$150	$250	$150	$30

2	Andes Public Booth 21 Main St. Andes, NY 13731	$50	$250	$150	$30

3	A& P Super Food Mart 36 Bridge St. Margaretville, NY 12455 (outside)	$200	$835	$480	$120

4	A& P Super Food Mart 36 Bridge St. Margaretville, NY 12455 (inside)	$160	$848	$482	$75

5	Margaretville Central School 415 Main St. Margaretville, NY 12455	$20	$809	$300	$5

6	Margaretville Memorial Hospital 42084 State Hwy. 28 Margaretville, NY 12455 (downstairs)	$160	$1,067	$370	$120

7	Margaretville Memorial Hospital 42084 State Hwy. 28 Margaretville, NY 12455 (upstairs)	$80	$1,555	$455	$68

8	Mountainside Residential Care 42158 State Hwy. 28 Margaretville, NY 12455 (1st Floor)	$460	$1,068	$1,072	$110

9	Mountainside Residential Care 42158 State Hwy. 28 Margaretville, NY 12455 (2nd Floor)	$300	$801	$977	$160

10	Mountainside Residential Care 42158 State Hwy. 28 Margaretville, NY 12455 (3rd Floor)	$380	$367	$1,032	$60

11	Town of Middletown 42339 State Hwy. 28 Margaretville, NY 12455	$80	$185	$655	$60

12	Hess Mart 42598 State Hwy. 28 Margaretville, NY 12455	$48	$148	$75	$15

13	Arkville Country Store 43525 State Hwy. 28 Arkville, NY 12406	$15	$55	$55	$10

14	Hanah Country Club 44447 State Hwy. 30 Margaretville, NY 12455 (Seasonal)	$15	$55	$50	$10

15	Summerfield’s Rest. 654 Main St. Margaretville, NY 12455 (Seasonal)	$20	$55	$50	$5

	Total	$2,138	$8,348	$6,353	$878

The local telephone switch controls the traditional payphone technology. The local switch does not provide any services in the payphone that can benefit the owner of the phone. As we purchase phones from other companies, we upgrade them with "smart card" payphone technology which we license from Quortech. The upgrade is a circuit board with improved technology. The “smart card” technology allows us to determine on a preset time basis the operational status of the payphone. It also tells us when the coins in the phone have to be collected, the number and types of calls that have been made from each phone, as well as other helpful information that helps us provide better service to our payphone using public. This upgrade of the phones reduces the number and frequency of service visits due to outages and other payphone-related problems and, in turn, reduces the maintenance costs. Other companies manufacture the components of the payphones for the industry including Universal Communications and TCI, which provides hand sets, key pads, totalizers, and relays.

Market and Competition

The market in which we do business is highly competitive and constantly evolving. We face competition from the larger and more established companies -- from companies that develop new technology, as well as the many smaller companies throughout the country. The last several years have shown a marked increase in the use of cellular phones and toll free services which cut into our potential payphone customer base. Companies that have greater resources, including but not limited to, a larger sales force, more money, larger manufacturing capabilities and greater ability to expand their markets also cut into our potential payphone customers. Many of our competitors have longer operating histories, significantly greater financial strength, nationwide advertising coverage and other resources that we do not have. Our competitors might introduce a less expensive or more improved payphone. These, as well as other factors, can have a negative impact on our income.

The competition from cellular phones is a very serious threat that can result in substantially less revenue per payphone. We have attempted to address this issue by avoiding locations that service business travelers. For many years, these locations were the most lucrative, but now they are the locations most impacted by the cellular user.

The large former Bell companies who provide local service dominate the industry. These companies have greater financial ability than us, and provide the greatest competitive challenge. However, we compete with these companies by paying a commission to the site owner. The commission is an enticement for the site owner to use our phone on its site. We believe we are able to provide a higher quality customer service because the phones alert us to any technical difficulties, and we can service them promptly. The ability to immediately know that a problem exists with a payphone is very important because down time for a phone means lost revenue for us.

Significant Customers

We do not rely on a major customer for our revenue. We have a variety of small single businesses as well as some small chain stores that we service. We do not believe that we would suffer dramatically if any one customer or small chain decided to stop using our phones. We must buy dial tone for each payphone from the local exchange carrier. As long as we pay the carrier bill, it is required to provide a dial tone. As a regulated utility, the exchange carrier may not refuse to provide us service. Alternate service exists in certain areas where Verizon competitors are located. We use alternate local service providers when we can get a better price for the service. We use long distance providers on all the payphones.

Payphone users can circumvent the usual payment method and avoid inserting a coin by using an access code or 800 number provided by a long distance carrier. These “dial-around” numbers, while convenient for users, leave payphone service providers uncompensated for the call made. The Federal Communications Commission, or the FCC, as instructed by Congress in the Telecommunications Act of 1996, created regulations to ensure that payphone service providers receive compensation for these “dial-around” calls.

The FCC requires the sellers of long distance toll free services to pay the payphone owner $0.494 cents per call. These funds are remitted quarterly through a service provided by the American Public Communication Council (APCC).

Intellectual Property

As we purchase phones from other companies, we upgrade them with "smart card" payphone technology. The upgrade is a circuit board with improved technology. The “smart card” technology allows us to determine on a preset time basis the operational status of the payphone. We are given a license to use the “smart card” technology from Quortech, the founder and manufacturer of “smart card” technology. The technology informs us when the coins in the phone have to be collected, the number and types of calls that have been made from each phone, as well as other helpful information that helps us provide better service to our payphone using public. This upgrade of the phones reduces the number and frequency of service visits due to outages and other payphone-related problems and, in turn, reduces the maintenance costs. Other companies manufacture the components of the payphones for the industry including Universal Communications and TCI, which provides hand sets, key pads, totalizers, and relays.

We do not own any patents or trademarks. Companies in the telecommunications industry and other industries in which we compete own large numbers of patents, copyrights and trademarks and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility of intellectual property claims against us grows. We might not be able to withstand any third-party claims or rights against their use.

Government Regulation

We are subject to varying degrees of regulation by federal, state, local and foreign regulators. The implementation, modification, interpretation and enforcement of these laws and regulations vary and can limit our ability to provide many of our services. Our ability to compete in our target markets depends, in part, upon favorable regulatory conditions and the favorable interpretations of existing laws and regulations.

FCC Regulation and Interstate Rates

Our services are subject to the jurisdiction of the Federal Communications Commission (FCC) with respect to interstate telecommunications services and other matters for which the FCC has jurisdiction under the Communications Act of 1934, as amended.

Payphone users can circumvent the usual payment method and avoid inserting a coin by using an access code or 800 number provided by a long distance carrier. These “dial-around” numbers, while convenient for users, leave payphone service providers uncompensated for the call made. The Federal Communications Commission, as instructed by Congress in the Telecommunications Act of 1996, created regulations to ensure that payphone service providers receive compensation for these “dial-around” calls.

The FCC requires the sellers of long distance toll free services to pay the payphone owner $0.494 cents per call. These funds are remitted quarterly through a service provided by the American Public Communication Council “APCC.”

If the FCC regulation requiring sellers of long distance toll free services to pay payphone owners $0.494 per call is reduced or repealed, it could have a negative effect upon our revenue stream. We have no control over what rules and regulations the state and federal regulatory agencies require us to follow now or in the future. It is possible for future regulations to be so financially demanding that they cause us to go out of business. We are not aware of any proposed regulations or changes to any existing regulations.

Telecommunications Act of 1996

The Telecommunications Act of 1996, regulatory and judicial actions and the development of new technologies, products and services have created opportunities for alternative telecommunication service providers, many of which are subject to fewer regulatory constraints. We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, and the timing, extent and success of our pursuit of new opportunities resulting from the Telecommunications Act of 1996 and technological advances.

Research and Development

We have not expended any money in the last two fiscal years on research and development activities.

Seasonality

Our revenues from payphone operation are affected by seasonal variations, geographic distribution of payphones and type of location. Because we operate in the northeastern part of the country with many of the payphones located outdoor, weather patterns affect our revenue streams. Revenues drop off significantly during winter and conversely show an increase in the spring and summer. Revenues are generally lowest in the first quarter and highest in the third quarter.

Employees
John F. Passalaqua, our Chief Financial Officer, Secretary and Director, works for us on a full-time basis. Carl E. Worboys, our President and Director, works for us on part-time and an as-needed basis. We have no other employees.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Basis of Presentation

The following discussion and analysis is based on our financial statements for the years ended December 31, 2006 and 2005 and unaudited financial statements for the three and six months ended June 31, 2007 and 2006. In the opinion of management, the financial statements presented herein reflect all adjustments (consisting only of normal recurring adjustments) necessary for fair presentation. Interim results are not necessary indicative of results to be expected for the entire year.

We prepare our financial statements in accordance with generally accepted accounting principles, or GAAP, which require that management make estimates and assumptions that affect reported amounts. Actual results could differ from these estimates.

Certain of the statements contained below are forward-looking statements (rather than historical facts) that are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Spin-off

We believe our spin-off in the best interest of Pegasus and our stockholders due to our markedly distinct and unrelated business purpose and geographical focus from Sino Gas. After the spin-off, we will be an independent public company that is not controlled by Sino Gas and Sino Gas will hold no equity interest in us. Our current board members and officers and directors will remain as our officers and directors following the spin-off.

We expect that our spin-off from Sino Gas will allow our management team to focus solely on the opportunities and challenges specific to our business, create investor clarity, which should allow the investment community to better understand and evaluate our business and expand the pool of capital available to us and increase the long term value of our common stock. In addition, the spin-off will enable us to offer management and employees equity incentives that are economically aligned with the financial performance of our business and allow us to make acquisitions using our stock, if we choose to make such acquisitions. We will, however, be required to absorb the costs of being a reporting company apart from Sino Gas, including incurring professional and printer fees associated with preparing and filing registration statements and periodic reports under the Securities Act and/or the Exchange Act, as the case may be.

Upon the effectiveness of this Registration Statement, we will be subject to the reporting requirements of the Exchange Act, including the filing of quarterly, annual and current reports with the SEC. Upon the effectiveness of this Registration Statement, we intend to secure and request that a broker-dealer/market maker submit an application to FINRA in order to make a market for our shares and for the shares to be quoted on the OTC Bulletin Board. We believe that a public market for our common stock will create stockholder value and enable us to pursue potential business opportunities to grow and implement our business strategy.

Sino Gas has provided minimal service to us, including tax, treasury, legal, auditing , corporate development, risk management, regulatory, compensatory and other services. Following the spin-off we will be responsible for all of these costs. We will also incur costs associated with being a public company, including legal and audit fees in connection with preparing and filing periodic reports with the SEC. We anticipate that we will be able to pay for a majority of these fees by issuing restricted stock.

Seasonality

Our revenues from payphone operation are affected by seasonal variations, geographic distribution of payphones and type of location. Because we operate in the northeastern part of the country with many of the payphones located outdoor, weather patterns affect our revenue streams. Revenues drop off significantly during winter and conversely show an increase in the spring and summer. Revenues are generally lowest in the first quarter and highest in the third quarter.

Our installed payphone base generates revenue from two principal sources: coin-calls and non-coin calls.

1. Coin calls:

Coin calls represent calls paid for by customers who deposit coins into the payphones. Coin call revenue is recorded as the actual amount of coins collected from the payphones.

2. Non-Coin calls:

Non-coin revenue includes commissions from operator service telecommunications companies and a “dial-around” commission of $0.494 per call that the FCC requires sellers of long distance toll free services to pay payphone owners. The commissions for operator services are paid 45 days in arrears. These funds are remitted quarterly through a service provided by the American Public Communication Council (APCC).

Costs related to our operations.

The principal costs related to the ongoing operation of our payphones include telecommunication costs, commissions and depreciation. Telecommunication expenses consist of payments made by us to local exchange carriers and long distance carriers for access to and use of their telecommunications networks and service and maintenance costs. Commission expense represents payments to owners or operators of the premises at which a payphone is located.

Fiscal year ended December 31, 2006 compared to the fiscal year ended December 30, 2005

Results of Operations

Our total revenue decreased by approximately $6,210, or approximately 74%, from approximately $8,348 for the year ended December 31, 2005 to approximately $2,138 for the year ended December 31, 2006. This decrease was primarily due to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider. Another factor is a lower call volume on our payphones resulting from the growth in wireless communications which is expected to continue in the future. We intend, however, to counteract this growing trend by increasing the reliability of service and upgrading our current products in revenue generating areas. . In fiscal year 2006, we removed five unprofitable locations.

Our coin call revenues decreased by approximately $4,607, or approximately 98%, from approximately $4,742 for the year ended December 31, 2005 to approximately $135 for year ended December 31, 2006. The decrease in coin call revenue was primarily attributable to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider. Another factor is the reduced number of payphones we operated due to the increased competition from wireless communication services which is expected to continue in the future.

Our non-coin call revenue, or commission income, which is comprised primarily of “dial around” revenue and operator service revenue decreased by approximately $1,603, or approximately 45%, from approximately $3,606 for the year ended December 31, 2005 to $2,003 for the year ended December 31, 2006. This decrease was primarily due to a correction of a previous disruption of service and outage by our telephone service provider. The FCC requires the sellers of long distance toll free services to pay the payphone owner $0.494 cents per “dial-around” call. These funds are remitted quarterly through a service provided by the American Public Communication Council (APCC).

Costs of services

Our overall cost of services decreased by $168, or approximately 3%, from $6,769 for the year ended December 21, 2005, to $6,601 for the year ended December 31, 2006. The principal costs related to the ongoing operation of our payphones include telecommunication costs, commissions and depreciation. Telecommunication costs consist of payments made by us to local exchange carriers and long distance carriers for access to and use of their telecommunications networks and service and maintenance costs. Commission expense represents payments to owners or operators of the premises at which a payphone is located. The telecommunication costs decreased by $1,053 due to the company reducing the network of payphones for the year ended December 31, 2006 when compared to the same period in 2005. Commissions decreased by $83 for the year ended December 31, 2006 when compared to the same period in 2005 due to a lower volume of calls. Depreciation increased by $968 for the year ended December 31, 2006 when compared to the same period in 2005. Once a low revenue payphone is identified, we offer the site owner an opportunity to purchase the equipment. If the site owner does not purchase the payphone, we remove it from the site. Also a correction was made at the central office of Margaretville Telephony Company to provide a higher level of uninterrupted service to increase revenue in the future. We own telephone equipment which provides a service for a number of years. The term of service is commonly referred to as the "useful life" of the asset. Because an asset such as telephone equipment or motor vehicle is expected to provide service for many years, it is recorded as an asset, rather than an expense, in the year acquired. A portion of the cost of the long-lived asset is reported as an expense each year over its useful life and the amount of the expense in each year is determined in a rational and systematic manner.

Operation and administrative expenses

Operating expenses decreased by $199, or approximately 2%, from $12,267 for the year ended December 31, 2005, to $12,068 for the year ended December 31, 2006. Professional fees increased by $864 to $9,929 for the fiscal year ended December 31, 2006 from $9,065 for the fiscal year ended December 31, 2005. This increase was primarily due to increased professional fees to accountants and attorneys throughout the year for performing various tasks. Advertising expenses increased by $770 in 2006 when compared to 2005. Expenses for outside services decreased by $2.239 in 2006 from $2,854 for the fiscal year ended December 31, 2005 to $615 for the fiscal year ended December 31, 2006. This decrease was primarily due to decreased fees we pay to an outside company to collect and maintain our network of payphones. Office expenses, which primarily make up the General and Administrative expenses, increased by $406 for the fiscal year in 2006 from $348 for the fiscal year ended December 31, 2005 for the fiscal year ended December 31, 2005 to $754 for the fiscal year ended December 31, 2006.

Going Concern Qualification

In their Independent Auditor's Report for the fiscal years ending December 31, 2005 and December 31, 2006, Robison, Hill & Co., our auditors, states that we have incurred annual losses since inception raising substantial doubt about our ability to continue as a going concern.

Three months ended June 30, 2007 compared to the three months ended June 30, 2006

Results of Operations

Our total revenue increased by $2,768, or approximately 2,428%, from $114 for the three months ended June 30, 2006 to $2,882 for the three months ended June 30, 2007. This increase was primarily attributable a correction of a previous disruption of service during 2006. This was due to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider.

Our coin call revenues increased by $995, or approximately 873%, from $114 for the months ended June 30, 2006 to $1,109 for three months ended June 30, 2007. This increase was primarily attributable a correction of a previous disruption of service during 2006. This was due to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider.

Our non-coin call revenue, or commission income, which is comprised primarily of “dial-around” revenue and operator service revenue increased by $1,773, or approximately 100%, from $0 for the three months ended June 30, 2006 to $1,773 for the three months ended June 30, 2007. This was due to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider. The FCC requires the sellers of long distance toll free services to pay the payphone owner $0.494 cents per “dial-around” call. These funds are remitted quarterly through a service provided by the American Public Communication Council (APCC).

Costs of services

Our overall cost of services increased by $466 or approximately 41%, from $1,137 for the three months ended June 30, 2006 to $1,603 for the three months ended June 30, 2007. Cost of services is made up of commission expense, telecommunication costs, and depreciation expense. Commissions increased by $681 for the three months ended June 30, 2007 due to a higher volume of calls. The telecommunication costs increased by $24 due to the higher cost of telecommunication services and product price when compared to the same period in 2006. Depreciation decreased by $239 for the three months ended June 30, 2007 when compared to the same period in 2006. We own telephone equipment which provides a service for a number of years. The term of service is commonly referred to as the "useful life" of the asset. Because an asset such as telephone equipment or motor vehicle is expected to provide service for many years, it is recorded as an asset, rather than an expense, in the year acquired. A portion of the cost of the long-lived asset is reported as an expense each year over its useful life and the amount of the expense in each year is determined in a rational and systematic manner.

Operation and administrative expenses

Operating expenses increased by $41,286, or approximately 4,244%, from $973 for the three months ended June 30, 2006 to $42,259 for three months ended June 30, 2007. Professional fees increased by $39,962 in three months ended June 30, 2007 when compared with the same period in 2006. These are fees we pay to accountants and attorneys throughout the quarter for performing various tasks. Office expense, which primarily makes up the General and Administrative expenses, increased by $1,324 for the three months ended June 30, 2007 when compared to the same period ending 2006.

Six months ended June 30, 2007 compared to the six months ended June 30, 2006

Results of Operations

Our total revenue increased by $5,475, or approximately 624%, from $878 for the six months ended June 30, 2006 to $6,353 for the six months ended June 30, 2007. This increase was primarily attributable a correction of a previous disruption of service during 2006. This was due to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider.

Our coin call revenues increased by $2,270, or approximately 1,682%, from $135 for the six months ended June 30, 2006 to $2,405 for six months ended June 30, 2007. This increase was primarily attributable a correction of a previous disruption of service during 2006. This was due to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider.

Our non-coin call revenue, or commission income, which is comprised primarily of “dial-around” revenue and operator service revenue increased by $3,205, or approximately 431%, from $743 for the six months ended June 30, 2006 to $3,948 for the six months ended June 30, 2007. This was due to a series of upgrades that caused interruptions at the central office of Margaretville Telephony Company, the Company’s sole dial tone provider. The FCC requires the sellers of long distance toll free services to pay the payphone owner $0.494 cents per “dial-around” call. These funds are remitted quarterly through a service provided by the American Public Communication Council (APCC).

Costs of services

Our overall cost of services increased by $1,435, or approximately 55%, from $2,640 for the six months ended June 30, 2006 to $4,075 for the six months ended June 30, 2007. The principal costs related to the ongoing operation of our payphones include telecommunication costs, commissions and depreciation. Telecommunication costs consist of payments made by us to local exchange carriers and long distance carriers for access to and use of their telecommunications networks and service and maintenance costs. Commission expense represents payments to owners or operators of the premises at which a payphone is located. The telecommunication costs increased by $309 due to the higher cost of telecommunication services and product price when compared to the same period in 2006. Commissions increased by $1,333 in the six months ended June 30, 2007 due to a higher volume of calls. Depreciation decreased by $207 in the six months ended June 30, 2007 when compared to the same period in 2006. We own telephone equipment which provides a service for a number of years. The term of service is commonly referred to as the "useful life" of the asset. Because an asset such as telephone equipment or motor vehicle is expected to provide service for many years, it is recorded as an asset, rather than an expense, in the year acquired. A portion of the cost of the long-lived asset is reported as an expense each year over its useful life and the amount of the expense in each year is determined in a rational and systematic manner.

Operation and administrative expenses

Operating expenses increased by $37,557, or approximately 693%, from $5,423 for the six months ended June 30, 2006 to $42,980 for six months ended June 30, 2007. Professional fees increased by $37,449 for the six months ended June 30, 2007 when compared with the same period in 2006. These are fees we pay to accountants and attorneys throughout the quarter for performing various tasks. Advertising expenses decreased by $770 for the six months ended June 30, 2007 when compared to the six months ended June 30, 2006. Office expenses, which primarily make up the General and Administrative expenses, increased by $878 for the six months ended June 30, 2007 when compared to the same period ending 2006.

Liquidity and Capital Resources

Our primary source of liquidity has been from borrowing funds from certain executive officers and principal stockholders related to certain of our executive officers. As of June 30, 2007, we had $10 in cash and cash equivalents and an accumulated deficit of $116,386. As of December 31, 2006 and 2005, we had $205 and $3,960 cash and cash equivalents on hand, respectively, and accumulated deficits of $$75,684 and $59,088, respectively. Our net loss for the six months ended June 30, 2007 increased to $40,702 from $7,083 for the six months ended June 30, 2006. Our net loss for the fiscal year ended December 31, 2006 increased to $16,596 from $11,067 for the fiscal year ended December 31, 2006. Our accounts receivable for the six months ended June 30, 2007 was $2,460. As of June 30, 2007, we have a note payable to Joseph Passalaqua in the amount of $10,673 that is non-interest bearing, a note payable to Mary Passalaqua in the amount of $35,300 that is 10% interest bearing per annum and a note payable to Carl Worboys in the amount of $224 that is 8% interest bearing per annum. All notes are payable upon demand. Although we believe that our current cash from borrowings will be insufficient to fund our operations and to satisfy our long-term liquidity needs for the next twelve months, we intend to raise additional capital from future borrowings and financings.

RISKS ASSOCIATED WITH OUR BUSINESS

In addition to the other information in this report, the following risks should be considered carefully in evaluating our business and prospects:

We are a development stage company and have history of losses since our inception. If we cannot reverse our losses, we will have to discontinue operations.

At June 30, 2007, we had $10 cash on had and an accumulated deficit of $116,386, causing our auditors to express their doubt as to our ability to continue as a going concern. We anticipate incurring losses in the near future. We do not have an established source of revenue sufficient to cover our operating costs. Our ability to continue as a going concern is dependent upon our ability to successfully compete, operate profitably and/or raise additional capital through other means. If we are unable to reverse our losses, we will have to discontinue operations.

Our history of losses is expected to continue and will need to obtain additional capital financing in the future.

We have a history of losses and expect to generate losses until such a time when we can become profitable in the collection of payphone service fees. As of June 30, 2007, we had $10 in cash and an accumulated deficit of $116,386. As of June 30, 2007, we had a note payable to Joseph Passalaqua in the amount of $10,673 that is non-interest bearing, a note payable to Mary Passalaqua in the amount of $35,300 that is 10% interest bearing per annum and a note payable to Carl Worboys in the amounts of $224 that is 8% interest bearing per annum. All notes are payable upon demand. We believe that our cash from borrowings will be insufficient to fund our operations and to satisfy our long-term liquidity needs for the next twelve months. We will required to seek additional financing in the future to respond to increased expenses or shortfalls in anticipated revenues, accelerate product development, respond to competitive pressures, develop new or enhanced products, or take advantage of unanticipated acquisition opportunities. We cannot be certain we will be able to find such additional financing on reasonable terms, or at all. If we are unable to obtain additional financing when needed, we could be required to modify our business plan in accordance with the extent of available financing.

Our future financings could substantially dilute our stockholders or restrict our flexibility.

We will need additional funding which may not be available when needed. If we are able to raise additional funds and by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

We are highly dependent on our two executive officers, Carl E. Worboys and John F. Passalaqua. The loss of either of them would have a material adverse affect on our business and prospects.

We currently have only two executive officers, Carl E. Worboys and John F. Passalaqua. Carl E. Worboys serves as our President and Director, and John. F. Passalaqua serves as our Chief Financial Officer, Secretary and Director. The loss of either executive officer could have a material adverse effect on our business and prospects.

Our non-coin revenue is primarily attributable to “dial-around” commissions. If the FCC reduces or repeals the “dial-around” commission, our revenues could be materially adversely affected.

Our services are subject to the jurisdiction of the Federal Communications Commission (FCC) with respect to interstate telecommunications services and other matters for which the FCC has jurisdiction under the Communications Act of 1934, as amended.

Payphone users can circumvent the usual payment method and avoid inserting a coin by using an access code or 800 number provided by a long distance carrier. These “dial-around” numbers, while convenient for users, leave payphone service providers uncompensated for the call made. The Federal Communications Commission, as instructed by Congress in the Telecommunications Act of 1996, created regulations to ensure that payphone service providers receive compensation for these “dial-around” calls.

The FCC requires the sellers of long distance toll free services to pay the payphone owner $0.494 cents per call. These funds are remitted quarterly through a service provided by the American Public Communication Council “APCC.”

If the FCC regulation requiring sellers of long distance toll free services to pay payphone owners $0.494 per call is reduced or repealed, it could have a negative effect upon our revenue stream. We have no control over what rules and regulations the state and federal regulatory agencies require us to follow now or in the future. It is possible for future regulations to be so financially demanding that they cause us to go out of business.

We only have two employees, one of whom works for us on a part-time and as-needed basis. We need additional employees. If we cannot attract, retain, motivate and integrate additional skilled personnel, our ability to compete will be impaired.

John F. Passalaqua, our Chief Financial Officer, Secretary and Director, works for us on a full-time basis. Carl E. Worboys, our President and Director, works for us on part-time and an as-needed basis. We have no other employees. Our success depends in large part on our ability to attract, retain and motivate highly qualified management and technical personnel. We face intense competition for qualified personnel. The industry in which we compete has a high level of employee mobility and aggressive recruiting of skilled personnel. If we are unable to continue to employ our key personnel or to attract and retain qualified personnel in the future, our ability to successfully execute our business plan will be jeopardized and our growth will be inhibited.

We may be unable to adequately protect our proprietary rights or may be sued by third parties for infringement of their proprietary rights.

The telecommunications industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of trade secret, copyright or patent infringement. We may inadvertently infringe a patent of which we are unaware. In addition, because patent applications can take many years to issue, there may be a patent application now pending of which we are unaware that will cause us to be infringing when it is issued in the future. If we make any acquisitions, we could have similar problems in those industries. Although we are not currently involved in any intellectual property litigation, we may be a party to litigation in the future to protect our intellectual property or as a result of our alleged infringement of another's intellectual property, forcing us to do one or more of the following:

•	Cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

•	Obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms; or

•	Redesign those products or services that incorporate such technology.

A successful claim of infringement against us, and our failure to license the same or similar technology, could adversely affect our business, asset value or stock value. Infringement claims, with or without merit, would be expensive to litigate or settle, and would divert management resources.

Our employees may be bound by confidentiality and other nondisclosure agreements regarding the trade secrets of their former employers. As a result, our employees or we could be subject to allegations of trade secret violations and other similar violations if claims are made that they breached these agreements.

If we engage in acquisitions, we may experience significant costs and difficulty assimilating the operations or personnel of the acquired companies, which could threaten our future growth.

If we make any acquisitions, we could have difficulty assimilating the operations, technologies and products acquired or integrating or retaining personnel of acquired companies. In addition, acquisitions may involve entering markets in which we have no or limited direct prior experience. The occurrence of any one or more of these factors could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition, pursuing acquisition opportunities could divert our management's attention from our ongoing business operations and result in decreased operating performance. Moreover, our profitability may suffer because of acquisition-related costs or amortization of acquired goodwill and other intangible assets. Furthermore, we may have to incur debt or issue equity securities in future acquisitions. The issuance of equity securities would dilute our existing stockholders.

Because our officers and directors are indemnified against certain losses, we may be exposed to costs associated with litigation.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional unreimbursable costs, including legal fees. Our articles of incorporation and bylaws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

We will be subject to SEC regulations relating to “penny stock” and the market for our common stock could be adversely affected.

The SEC has adopted regulations concerning low-priced stock, or “penny stocks.” The regulations generally define "penny stock" to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. If our shares are offered at a market price less than $5.00 per share, and do not qualify for any exemption from the penny stock regulations, our shares may become subject to these additional regulations relating to low-priced stocks.

The penny stock regulations require that broker-dealers, who recommend penny stocks to persons other than institutional accredited investors make a special suitability determination for the purchaser, receive the purchaser's written agreement to the transaction prior to the sale and provide the purchaser with risk disclosure documents that identify risks associated with investing in penny stocks. Furthermore, the broker-dealer must obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules. The additional burdens imposed upon broker-dealers by these penny stock requirements may discourage broker-dealers from effecting transactions in the common stock, which could severely limit the market liquidity of our common stock and our shareholders' ability to sell our common stock in the secondary market.

Item 3. Description of Property.

At the present time we do not own or lease any real property. Our operations are conducted our of Carl Worboy’s residence, located at 118 Chatham Road, Syracuse, NY 13203 Carl Worboys provides us this office space free of charge.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The table on the following page sets forth certain information concerning the beneficial ownership of our common stock by (i) each person known by us to be the owner of more than 5% of our outstanding common stock, (ii) each director, (iii) each Named Executive Officer, and (iv) all directors and executive officers as a group, without naming them assuming the completion of the spin-off to stockholders of record as of August 31, 2006, the Record Date. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days.

Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.  Unless otherwise indicated, the address of each of reporting person is c/o Pegasus Tel, Inc., 118 Chatham Road, Syracuse, NY 13203.

Beneficial Owner	Amount and Nature of Beneficial Ownership As of the Record Date	Percentage of Beneficial Ownership (1)	Amount and Nature of Beneficial Ownership As of the Record Date	Percentage of Beneficial Ownership (2)	Amount and Nature of Beneficial Ownership After Spin-off	Percentage of Beneficial Ownership (3)

Sino Gas International Holdings, Inc. The Farmhouse 558 Lime Rock Road Lime Rock, CT 06039	1,000	100%	5,100,000	100%	0	—

Carl E. Worboys President and Director	0	—	0	—	400,000	7.94%

John F. Passalaqua Chief Financial Officer, Secretary and Director	0	—	0	—	436,050	8.65%

Kevin Kapanunik	0	—	0	—	303,757	6.03%

All Officers and Directors as a group (without naming them) (2 persons)	0	—	0	—	836,050	16.59%

(1)	Based on 1,000 shares of common to stock issued and outstanding as of the Record Date.

(2)	Based on 5,100,000 shares of common stock issued and outstanding as of October 5, 2007

(3)	Based on approximately 5,038,507 shares of common stock that will be issued and outstanding after the completion of the spin-off, excluding shares that will be issued in lieu of fractional shares.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Name	Age	Position with Pegasus	Year First Became a Director
Carl E. Worboys	64	President and Director	2004
John F. Passalaqua	71	Chief Financial Officer, Secretary and Director	2004

Biographies

Carl E. Worboys is a practicing attorney in the State of New York. He has been active in the public payphone business for several clients. From 1992 to 2004, Mr. Worboys was in charge of regulatory affairs for American Telecommunications Enterprises, Inc., a long distance carrier, and is responsible for the development of payphone leasing programs for the carrier. From October 2004 to September 2006, Mr. Worboys served as an executive officer and director of Dolce Ventures, Inc.

John F. Passalaqua has been serving as the Chief Financial Officer, Secretary and Director of the company since October 2004. Mr. Passalaqua served as technical support employee for several payphone companies in the local area, including Daytone, Inc., a New York based phone company from September 2001 to September 2004. He was elected an officer and director of Dolce Ventures, Inc. in October 2004 through September 2006.

Involvement in Certain Legal Proceedings

During the past five years no director or executive officer of the company (i) has been involved as a general partner or executive officer of any business which has filed a bankruptcy petition; (ii) has been convicted in any criminal proceeding nor is subject to any pending criminal proceeding; (iii) has been subjected to any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (iv) has been found by a court, the Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law.

Item 6. Executive Compensation.

No compensation has been awarded to, earned by or paid to our officers or directors since our inception in 2002. Management has agreed to act with out compensation until authorized by our Board of Directors. As of the date of this Registration Statement, we have no funds available to pay officers or directors. Further, our officers and directors are not accruing any compensation pursuant to any agreement with us.

Item 7. Certain Relationships and Related Transactions.

We are currently a wholly-owned subsidiary of Sino Gas. Sino Gas’s common stock is traded on FINRA’s Over the Counter Bulletin Board, or OTCBB, under the symbol “SGAS.”

After the spin-off, we will be an independent public company that is not controlled by Sino Gas and Sino Gas will hold no equity interest in us. We expect that our common stock will also be traded on the OTCBB at some point in time, although this may not occur. Our current board members and officers and directors will remain as our officers and directors following the spin-off.

Sino Gas has provided minimal service to us, including tax, treasury, legal, auditing , corporate development, risk management, regulatory, compensatory and other services. Following the spin-off we will be responsible for all of these costs. We will also incur costs associated with being a public company, including legal and audit fees in connection with preparing and filing periodic reports with the SEC. We anticipate that we will be able to pay for a majority of these fees by issuing restricted stock.

On October, 24, 2006, Mary Passalaqua, the sister-in-law of John Passalaqua, our CFO, Secretary and directors, loaned the company an aggregate amount of $5,000. We issued Mrs. Passalaqua a demand promissory note in the principal amount of $5,000 bearing interest at a rate of 10% per annum on October 24, 2006.

On September 19, 2006, Carl Worboys paid on behalf of the Company the amount of $224 for an invoice for National Registered Agents.  This advance is not evidenced by a promissory note and is not accruing interest

On September 13, 2006, Joseph Passalaqua, the brother of John Passalaqua, paid on behalf of our parent company, then Dolce Ventures Inc., an aggregate amount of $10,673 for three separate invoices so that there would not be any liabilities outstanding for Dolce Venture, Inc. that transferred to the new owner.  The liability of the loaned amount transferred to us, Pegasus Tel, Inc.  This advance is not evidenced by a promissory note and is not accruing interest.

  Other than disclosed above, there have been no transactions have occurred since the beginning of our last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of our securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest

Item 8. Description of Securities.

Common Stock

We are authorized to issue 100 million (100,000,000) shares of Common Stock, par value $0.0001 per share. As of the Record Date, there were 1,000 shares of our common stock issued and outstanding, all of which were owned by Sino Gas. On May 15, 2007, Pegasus effected a 5,100 to one forward stock split to provide Sino Gas with a sufficient amount of shares for the spin-off. As of June 30, 2007, we have 5,100,000 shares of our common stock issued and outstanding. Upon the completion of our spin-off, there will be an aggregate of approximately 5,038,507 shares of our common stock outstanding. Fractional shares will be rounded up to the nearest whole number. Shares not distributed by Sino Gas in the spin-off will be returned to us as treasury stock.

All shares of our common stock have one vote per share on all matters including election of directors, without provision for cumulative voting. Our common stock is not redeemable and has no conversion or preemptive rights. Our common stock currently outstanding and issued in connection with the spin-off is and will be validly issued, fully paid and non-assessable. In the event of liquidation of the company, the holders of our common stock will share equally in any balance of our assets available for distribution to them after satisfaction of creditors and preferred shareholders, if any. The holders of our common stock are entitled to equal dividends and distributions per share with respect to our common stock when, as and if, declared by the board of directors from funds legally available. We currently anticipate that no cash dividends will be paid on our common stock in the foreseeable future. The Pegasus’ Board periodically will reevaluate this dividend policy taking into account our operating results, capital needs, and the terms of our existing financing arrangements and other factors.

Preferred Stock

In addition to the 100 million (100,000,000) shares of common stock mentioned above, we are authorized to issue ten million (10,000,000) shares of preferred stock, par value $0.0001 per share. Shares of our preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by our Board of Directors prior to the issuance any shares thereof. At this time, we have not issued any shares nor designated any class of preferred stock.

PART II

Item 1.  Market Price of and Dividends on the Registrant’s Common Equity and Other Shareholder  Matters.

No public market currently exists for our common stock. Upon the effectiveness of this Registration Statement, we intend to secure and request that a broker-dealer / market maker submit an application to FINRA in order to make a market for our shares and for the shares to be quoted on the OTC Bulletin Board. Stocks traded on the OTC and pink sheets are usually thinly traded, highly volatile, and not followed by analysis. Investors in our stock may experience a loss or liquidity problem with their share holdings.

To date, we have not declared any cash dividends on our common stock. We currently intend to retain our earnings, if any, to finance the expansion of the business and for general corporate purposes and we do not anticipate paying any cash dividends on our common stock for the foreseeable future. Any future dividends will be at the discretion of the board of directors, after taking into account various factors, including among others, operations, current and anticipated cash needs and expansion plans, the income tax laws then in effect, the requirements of Delaware law, and any restrictions that may be imposed by our future credit arrangements.

Item 2. Legal Proceedings.

To the knowledge of management, there is no litigation pending or threatened against us.

Item 3. Changes in and Disagreements with Accountants.

As of February 28, 2007, we have retained the services of certified public accountants, Robison, Hill & Co. Our previous certified public accounting firm was not certified pursuant to the rules of the SEC. There have been no disagreements with any accounting firm.

Item 4. Recent Sales of Unregistered Securities.

We have not issued or sold any unregistered securities within the past three years.

Item 5. Indemnification of Directors and Officers.

Our Articles of Incorporation provide for indemnification to the full extent permitted by the laws of the State of Delaware for each person who becomes a party to any civil or criminal action or proceeding by reason of the fact that he, or his testator, or intestate, is or was a director or officer of the corporation or served any other corporation of any type or kind, domestic or foreign in any capacity at the request of the corporation. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction.

PART F/S

Our financial statements, and notes thereto, and auditor’s report are included after the signature page of this Registration Statement and are incorporated by reference herein.

PART III

Item 1. Index to Exhibits.

Exhibit No.	Description
3.1*	Articles of Incorporation, dated February 19, 2002

3.2*	Amendment to the Articles of Incorporation, dated September 21, 2006

3.3	Amendment to the Articles of Incorporation, dated May 15, 2007

3.4*	By-laws

4.1*	Form of Common Stock Certificate

* Filed as an exhibit to the Registrant’s Form 10-SB (File No.: 000-52628) filed with the SEC on May 7, 2007 and incorporated by reference herein.

SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

PEGASUS TEL, INC.

Date: October 5, 2007	By:	/s/ CARL E. WORBOYS
Carl E. Worboys
President and Director (Principal Executive Officer)

Date: October 5, 2007	By:	/s/ JOHN F. PASSALAQUA
John F. Passalaqua
Chief Financial Officer, Secretary and Director (Principal Financial and Accounting Officer)